SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM __________  to __________

COMMISSION FILE NUMBER:  1-13163

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER
NAMED BELOW:

YUM! BRANDS 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

YUM! BRANDS, INC.
1441 GARDINER LANE
LOUISVILLE, KENTUCKY 40213

YUM! BRANDS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and September 30, 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

YUM! BRANDS 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants of the YUM! Brands 401(k) Plan

YUM! Brands 401(k) Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the YUM! Brands 401(k) Plan (the Plan) as of December 31, 2008 and September 30, 2007 and the related Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2008 and the transition period from October 1, 2007 through December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and September 30, 2007, and the changes in net assets available for benefits for the year ended, December 31, 2008 and the transition period from October 1, 2007 through December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Louisville, Kentucky
June 29, 2009

YUM! BRANDS 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and September 30, 2007
(In thousands)

	December 31, 2008	September 30, 2007
Assets:
Investments:
Investments, at fair value:
YUM! Stock Fund	$167,932	$189,566
Investment in common/commingled trusts	195,466	242,762
Self-directed brokerage	4,565	7,123
Total investments	367,963	439,451

Receivables:
Participant loans	15,438	15,151
Participants’ contributions	278	301
Employer contributions	224	176
Interest and dividends	140	162
Total receivables	16,080	15,790

Cash and cash equivalents	3,155	3,013
Total assets	387,198	458,254

Liabilities:
Other liabilities	(509)	(48)
Total liabilities	(509)	(48)
Net assets available for benefits at fair value	$386,689	$458,206

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,408	1,000
Net assets available for benefits	$392,097	$459,206

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
For the Year ended December 31, 2008 and the Transition Period from October 1, 2007 through December 31, 2007
(In thousands)

	Year Ended December 31, 2008	Transition Period from October 1, 2007 through December 31, 2007
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(91,912)	$20,956
Interest	1,309	371
Dividends	3,695	837
Other	(2,322)	(45)
	(89,230)	22,119
Less investment expenses	(558)	(112)
Total investment (loss) income	(89,788)	22,007

Contributions:
Participant	31,262	7,267
Employer	16,537	3,101
Total contributions	47,799	10,368

Deductions from net assets attributed to:
Benefits paid to participants	(46,741)	(10,754)
Net (decrease) increase in net assets	(88,730)	21,621

Net assets available for benefits:
Beginning of period	480,827	459,206
End of period	$392,097	$480,827

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
For the Year ended December 31, 2008 and the Transition Period from
October 1, 2007 through December 31, 2007
(Tabular amounts in thousands)

(1)	Summary Plan Description

The following description of the Yum! Brands 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

YUM! Brands, Inc. (the Company) adopted the Plan effective October 7, 1997 as a result of the spin-off of the Company from PepsiCo, Inc. The Plan is a successor of the PepsiCo Long Term Savings Program. Any employee within a group or class so designated by the Plan document is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (ERISA).

The investments of the Plan are maintained in a trust (the Trust) by State Street Bank and Trust Company (the Trustee) who has been appointed as Trustee by the Plan.  The Trustee is responsible for the management and control of the Plan’s assets.

ING Institutional Plan Services, LLC serves as the recordkeeper for the Plan.

On October 1, 2007, the Plan was amended to change the Plan year end from September 30 to December 31.  Accordingly, the accompanying financial statements include the statement of changes in net assets available for benefits for the three month transition period from October 1, 2007 to December 31, 2007 (the Transition Period).

On October 1, 2001, the Plan was amended to adopt a safe harbor matching contribution, in accordance with Code section 401(k)(12)(B).

(b)	Contributions

Each participant in the Plan may elect to contribute eligible earnings, as defined in the Plan document, up to 25% before January 1, 2009 and up to 75% from and after January 1, 2009.  The maximum pre-tax annual contribution allowed for the 2008 and 2007 calendar years was $15,500.

Additionally, for deferral contributions that are made on and after April 1, 2008, eligible participants will receive a matching contribution from the Company that is equal to 100% of such salary deferral contribution that does not exceed 6% of the participant’s eligible pay for such pay period.  For periods prior to April 1, 2008, eligible participants received matching contributions from the Company equal to the sum of: (a) 100% of such salary deferral contribution that does not exceed 3% of the participant’s eligible pay for such pay period, and (b) 50% of such salary deferral contribution that exceeds 3% and does not exceed 5% of the participant’s eligible pay for such pay period.  Participants direct the investment of contributions into various investment options offered by the Plan.   The Company may also make discretionary contributions to the Plan. No discretionary contributions were made by the Company during 2008 or the Transition Period.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
For the Year ended December 31, 2008 and the Transition Period from
October 1, 2007 through December 31, 2007
(Tabular amounts in thousands)

The Plan allows eligible participants to make additional tax-deferred contributions. Participants eligible to make additional tax-deferred contributions must be 50 years or older by the end of the calendar year in which they want to make the additional tax-deferred contribution. These contributions are made in the same manner as salary deferral contributions and are deposited in the participant’s salary deferral account. Participants elect a whole dollar amount as a percentage of eligible pay on a per pay period basis. These contributions are not subject to the eligible earnings limitation as defined by the Plan. Thus, a participant can contribute more than their eligible earnings of pay to the extent needed to make an additional tax-deferred contribution. The 2008 and 2007 annual ERISA limit on these contributions was $5,000.  Additional tax-deferred contributions are not eligible for Company matching contributions.  The Internal Revenue Service (IRS) may adjust the dollar amounts annually to take into account cost of living adjustments.

(c)	Investment Options

YUM! Stock Fund

This fund pools participants’ contributions to buy shares of the Company’s Common Stock. The fund also holds short-term investments to provide the fund with liquidity to make distributions. The fund is paid cash dividends, which are used to purchase additional shares of the Company’s  Common Stock.

Stable Value Fund

The Stable Value Fund invests in a diversified portfolio of stable value contracts issued by insurance companies, banks and other financial institutions. The Stable Value Fund utilizes high-quality fixed income securities wrapped by an insurance company, bank or other financial institution.

Large Company Index Fund

The Fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

Bond Market Index Fund

The Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The Fund invests in a well-diversified portfolio that is representative of the broad domestic bond market.

Mid-sized Company Index Fund

The Fund invests in all 400 stocks in the S&P MidCap 400 Index (MidCap Index) in proportion to their weighting in the MidCap Index. The Fund may also hold 2-5% of its value in futures contracts.

Small Company Index Fund

The Fund attempts to invest in all 2,000 stocks in the Russell 2000 Index (Russell Index) in proportion to their weighting in the Russell Index.  The Fund may also hold 2-5% of its value in futures contracts.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
For the Year ended December 31, 2008 and the Transition Period from
October 1, 2007 through December 31, 2007
(Tabular amounts in thousands)

International Index Fund

The Fund typically invests in all the stocks in the Morgan Stanley Capital International Europe, Australasia, and Far East Index (International Index) in proportion to their weighting in the International Index.

All investments, with the exception of the YUM! Stock Fund, are classified as common/commingled trusts.

(d)	Participants Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Participant Loans

The Plan has a loan program for participants. The maximum amount a participant may borrow, when aggregated with all other outstanding loans of the participant, is the lesser of: a) 50% of the participant’s vested interest under the Plan; b) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day prior to the date the loan was made, over the outstanding balance of loans on the date the loan was made; c) 100% of the value of the participant’s investment in certain funds; or d) the maximum loan amount that can be amortized by the participant’s net pay. Loans are generally outstanding for up to four years. The interest rate for loans is based on the prime rate as of the last day of the month before the loan request plus 1%. A participant may have up to two loans outstanding from the Plan at any time. A one-time loan origination fee of $50 per loan is charged to those participants who obtain a loan. Interest on loans is allocated to each of the funds based upon the participant’s investment election percentages. For each month or part thereof the loan remains outstanding, the borrowing participant may be assessed a monthly administration fee. Any loans outstanding shall become immediately due and payable in full if the participant’s employment is terminated. Principal and interest is paid ratably through monthly payroll deductions.

As required by Section 526 of the Soldiers’ and Sailors’ Civil Relief Act of 1940, as amended, no interest rate shall be more than 6% for the loan of any participant during the period that the participant is serving in the United States military. This limit includes traditional interest and any other service charge or other fee with respect to the loan.

The loans are secured by the balance in the participant’s account.  Outstanding loans bear interest at rates that range from 4.00% to 9.25% with maturity dates ranging from 2009 to 2013, as of December 31, 2008.

(f)	Vesting

Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
For the Year ended December 31, 2008 and the Transition Period from
October 1, 2007 through December 31, 2007
(Tabular amounts in thousands)

(g)	Payment of Benefits

Distributions under the Plan are made upon a participant’s death, disability, retirement, hardship or termination of employment. Benefit payments are made in the form of a lump sum cash amount or in kind distribution.  An in kind distribution is limited to the Participant’s interest in the Company’s Common Stock and certain securities held in the Self-directed Brokerage funds.

(h)	Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA and the Internal Revenue Code (IRC).

(i)	Recently Adopted Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement 109 (FIN 48).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return.  FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure.  The Company adopted the provisions of FIN 48 on October 1, 2007.  The adoption of FIN 48 did not have an impact on the financial statements.

Effective January 1, 2008, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements”.  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement.  Disclosures for fair value measurements of plan investments are summarized in Note 4.  The adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
For the Year ended December 31, 2008 and the Transition Period from
October 1, 2007 through December 31, 2007
(Tabular amounts in thousands)

(c)	Investment Valuation and Income Recognition

Investment Valuation

Cash and cash equivalents are recorded at cost, which approximates fair value.  Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

The Stable Value Fund invests in a variety of investment contracts such as traditional guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products with similar characteristics. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The average yield earned at December 31, 2008 and 2007 representing the annualized earnings of all investments in the Stable Value Fund divided by the period-end fair value of all investments in the Stable Value Fund was 6.44% and 5.84%, respectively. The crediting rate is the periodic interest rate accrued to plan participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities.  The average yield earned at December 31, 2008 and 2007 representing the annualized earnings credited to participants in the Stable Value Fund (the crediting rate) as of the last day of the period, divided by the period-end fair value of all investments in the Stable Value Fund was 3.27% and 4.44%, respectively.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts with an adjustment to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sales of securities are reported on the average cost method.

(d)	Participant Loan Valuation

Participant loans are recorded at amortized cost which represents unpaid principal plus accrued interest.  The recorded value of participant loans do not materially differ from fair value at December 31, 2008 or September 30, 2007.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
For the Year ended December 31, 2008 and the Transition Period from
October 1, 2007 through December 31, 2007
(Tabular amounts in thousands)

(e)	Payment of Benefits

In accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment resulted in differences between the Plan’s Form 5500 and the accompanying financial statements for the year ended December 31, 2008 and the Transition Period and are summarized in Note 6.

(f)	Administrative Costs

All usual and reasonable expenses of the Plan may be paid in whole or in part by the Company. Any expenses not paid by the Company will be paid by the Trustee with assets of the Trust. All expenses are borne by the Company, except for monthly investment service fees charged to the funds, loan application fees charged to participants who obtained a loan and transaction fees charged to participants within the Self-directed Brokerage Account.

(3)	Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value as of December 31, 2008 and September 30, 2007 were as follows:

	December 31, 2008	September 30, 2007
YUM! Stock Fund	$167,932	$189,566
Stable Value Fund	55,690	38,777
Large Company Index Fund	45,734	72,838
Bond Market Index Fund	34,643	29,716
Mid-sized Company Index Fund	23,772	39,695
International Index Fund	20,245	36,325
Small Company Index Fund	15,382	25,411

Appreciation (depreciation), including gains and losses on investments bought and sold, as well as held during the years, on investments was as follows:

		Transition Period from
		October 1, 2007
	Year Ended	through
	December 31, 2008	December 31, 2007
YUM! Stock Fund	$(36,280)	$24,841
Investment in common/commingled trusts	(55,632)	(3,885)
	$(91,912)	$20,956

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
For the Year ended December 31, 2008 and the Transition Period from
October 1, 2007 through December 31, 2007
(Tabular amounts in thousands)

(4)	Fair Value of Financial Investments, Carried at Fair Value

SFAS 157, “Fair Value Measurements”, defines fair value and establishes a framework for measuring fair value.  The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

YUM! Stock Fund

YUM! Brands Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Common / Commingled Trusts

These investments are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Common / Preferred Stock

These investments are valued at the closing price reported on the active market on which the individual securities are traded and classified within level 1 of the valuation hierarchy.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
For the Year ended December 31, 2008 and the Transition Period from
October 1, 2007 through December 31, 2007
(Tabular amounts in thousands)

Mutual Funds

These investments are valued at the NAV of shares held by the fund at year end and classified within level 2 of the valuation hierarchy.

Limited Partnership Units

Investments in these publicly traded investment funds are valued at the closing price reported on the active market on which the individual securities are traded and classified within level 1 of the valuation hierarchy.

Below are the Plan’s financial instruments measured at fair value on a recurring basis by the FAS 157 fair value hierarchy levels.

	Level 1	Level 2	Level 3	Total Fair Value
YUM! stock fund	$167,932	$-	$-	$167,932
Common/commingled trusts	-	195,466	-	195,466
Self-directed brokerage account:
Common stock	2,248	-	-	2,248
Mutual funds	-	2,252	-	2,252
Preferred stock	4	-	-	4
Limited partnership units	61	-	-	61
	2,313	2,252	-	4,565

Total	$170,245	$197,718	$-	$367,963

The Plan has concluded that for the funds recorded using the net asset value, in which the net asset value reported by the underlying fund approximates the fair value of the investment and these investments are redeemable with the fund at net asset value.  However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements.  Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interests in the funds.  Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable.  When transactions do occur in this limited secondary market, they may occur at discounts to the reported net asset value.  It is therefore reasonably possible that if the fund were to sell these investments in the secondary market a buyer may require a discount to the reported net asset value, and the discount could be significant.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes it’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
For the Year ended December 31, 2008 and the Transition Period from
October 1, 2007 through December 31, 2007
(Tabular amounts in thousands)

(5)	Tax Status

The Company obtained its latest determination letter dated January 15, 2004, in which the IRS stated that the Plan and related trust are operating in accordance with the applicable requirements of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is operating in accordance with the applicable requirements of the IRC.

(6)	Reconciliation of Financial Statements to Form 5500

The following represents a reconciliation between the amounts shown on the accompanying financial statements and the amounts reported in the Plan’s Form 5500.

Net assets available for benefits

	December 31, 2008	September 30, 2007
Net assets available for benefits per the financial statements	$392,097	$459,206
Less benefits payable at end of period	(210)	(261)
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,408)	(1,000)
Net assets available for benefits per the Plan’s Form 5500	$386,479	$457,945

Participant benefits

		Transition Period
		from October 1, 2007
	Year Ended	through
	December 31, 2008	December 31, 2007
Benefit payments per the financial statements	$46,741	$10,754
Less benefits payable at beginning of period	(226)	(261)
Add benefits payable at end of period	210	226
Benefit payments per the Plan’s Form 5500	$46,725	$10,719

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
For the Year ended December 31, 2008 and the Transition Period from
October 1, 2007 through December 31, 2007
(Tabular amounts in thousands)

Investment (loss) income

		Transition Period
		from October 1, 2007
	Year Ended	through
	December 31, 2008	December 31, 2007
Total investment (loss) income per the financial statements	$(89,788)	$22,007
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,417)	9
Total investment (loss) income per the Plan’s Form 5500	$(94,205)	$22,016

(7)	Related Party Transactions

Certain Plan investments are shares of common/commingled trusts managed by the Trustee. Transactions involving these investments qualify as party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to approximately $409,000 and $112,000 for the year ended December 31, 2008 and the Transition Period, respectively.

(8)	Risks and Uncertainties

The Plan invests in various investment securities.  The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants.  Investment securities are exposed to various risks and uncertainties such as interest rate, market, and credit risks, as well as economic changes, political unrest and regulatory changes.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

YUM! BRANDS 401(k) PLAN
EIN: 13-3951308
PN: 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of issue,	Description
borrower, or similar party	of interest		Fair value
YUM! Stock Fund [1]	5,331,168	shares	$167,931,802

Common/commingled trusts:
Stable Value Fund [1]	55,689,807	shares	55,689,807
Large Company Index Fund [1]	255,586	shares	45,733,554
Bond Market Index Fund [1]	1,780,781	shares	34,643,313
Mid-Sized Company Index Fund [1]	1,222,607	shares	23,772,365
Small Company Index Fund [1]	915,404	shares	15,381,540
International Index Fund [1]	1,508,137	shares	20,245,227
Total			195,465,806

Self-directed Brokerage Account [1]	Various		4,565,029

Loans to participants [1]	Interest rates ranging		15,438,598
	from 4.00% to 9.25%

Government STIF [1,2]	3,026,040	shares	3,026,040
Cash and cash equivalents [1]			129,003
Total cash and cash equivalents			3,155,043

Total			$386,556,278

[1] Party-in-interest as defined by ERISA.

[2] The Government STIF consists of cash equivalent investments and is classified as cash and cash equivalents in the Statement of Net Assets Available for Benefits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YUM! BRANDS 401(k) PLAN

By:	/s/ Robin Lancaster
Robin Lancaster on behalf of YUM! Brands, Inc., The Plan Administrator

Date: June 29, 2009